Exhibit 4.2

                        SECOND AMENDMENT TO CREDIT AGREEMENT

          THIS SECOND AMENDMENT TO CREDIT AGREEMENT (the "Amendment"), dated as of May 26, 1994, is entered into by and between THE PACIFIC LUMBER COMPANY (the "Borrower") and BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION (the "Bank").

                                      RECITALS

          A. The Borrower and the Bank are parties to a Credit Agreement dated as of June 23, 1993, as amended by a First Amendment to Credit Agreement dated as of October 5, 1993 (as so amended, the "Credit Agreement") pursuant to which the Bank has extended certain credit facilities to the Borrower.

          B. The Borrower has requested that the Bank agree to certain amendments of the Credit Agreement.

          C. The Bank is willing to amend the Credit Agreement subject to the terms and conditions of this Amendment.

          NOW, THEREFORE, for valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

          1. Defined Terms. Unless otherwise defined herein, capitalized terms used herein shall have the meanings, if any, assigned to them in the Credit Agreement.

          2.   Amendments to Credit Agreement.

               (a)  Amendments to Section 1.01 of the Credit Agreement.

                    (i) Clause (a) of the definition of "Revolving Termination Date" in Section 1.01 is amended to provide as follows:

                    "(a) May 31, 1997; or"

                    (ii) The following definitions are added to Section 1.01 in the appropriate alphabetical order:

               "'Adjusted Consolidated Cash Flow Coverage Ratio' means for the Company, as of any quarter end, the ratio of:

          "(i) the amount by which, for the four fiscal quarters for which financial information in respect thereof is available as of such quarter end, EBITDA exceeds the sum of Capital Expenditures plus Cash Taxes plus Dividends Paid; to

          "(ii)     the aggregate Consolidated Interest Expense plus the
     Principal Payments on Long Term Debt for the four fiscal quarters ending as of such quarter end;

          "provided that if the Company or any of its Restricted Subsidiaries is a party to any Rate Contracts which would have the effect of changing the interest rate on any Indebtedness of the Company or any of its Restricted Subsidiaries for such four quarter period (or a portion thereof), the resulting rate shall be used for such four quarter period or portion thereof; and provided further that any Consolidated Interest Expense with respect to Indebtedness Incurred to refinance Old Securities retired by the Company or any of its Restricted Subsidiaries shall be calculated as if such Indebtedness was so Incurred and such Old Securities were so retired on the first day of any fiscal quarter to be included in this Adjusted Consolidated Cash Flow Coverage Ratio calculation; and provided further that if, during the four fiscal quarters referred to in clause (i) of this definition, (x) the Company or any of its Restricted Subsidiaries shall have engaged in any Asset Sale, EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets which are the subject of such Asset Sale for such period calculated on a pro forma basis as if such Asset Sale and any related retirement of Indebtedness had occurred on the first day of such period or (y) the Company or any of its Restricted Subsidiaries shall have acquired any material assets out of the Ordinary Course of Business, EBITDA shall be calculated on a pro forma basis as if such asset acquisition and any related financing had occurred on the first day of such period."

               "'Capital Expenditures' means for the Company, as of any quarter end, capital expenditures as reported in the consolidated statement of cash flows shown in the Company's 10Q and 10K filings with the SEC covering such quarter, excluding all non cash and/or financed portions of such capital expenditures and such capital expenditures made by SPHC or any Unrestricted Subsidiary."

               "'Cash Taxes' means for the Company, as of any quarter end, the amount actually paid in cash in such quarter by the Company (excluding payments made by SPHC or any Unrestricted Subsidiary) to local, state, or federal taxing authorities, or to MAXXAM, Inc. under the Tax Sharing Agreement."

               "'Principal Payments on Long Term Debt' means for the Company, as of any quarter end, principal payments on the Company's Indebtedness (excluding amounts due under this Agreement and any principal on Indebtedness paid from the proceeds of any Asset Sale) for the four fiscal quarters ending as of such quarter end. For the purposes of this definition, the Company's Indebtedness shall exclude indebtedness of SPHC and any Unrestricted Subsidiary.

               "'Dividends Paid' means for the Company, as of any quarter end, dividends actually paid in such quarter by the Company as reported in the consolidated statement of cash flows shown in the Company's 10Q and 10K filings with the SEC covering such quarter."

               "'Salmon Creek Corporation' means Salmon Creek Corporation, a Delaware corporation, or any successor corporation, by way of merger, consolidation, purchase of all or substantially all of its assets, or otherwise, which holds the Salmon Creek Property on the date of this Agreement but which may not acquire any other assets (other than assets incidental to the operation, disposition, management and maintenance of the Salmon Creek Property or assets received in connection with a transaction described in Section 7.12(c) or any clause thereof), except in exchange for or out of the proceeds of the sale or disposition of Salmon Creek Property."

               "'Salmon Creek Property' means any of the property described on Exhibit D to this Agreement or any assets or Capital Stock or Redeemable Stock, in each case, held by Salmon Creek Corporation."

               (b)  Amendment to Section 7.02(c) of the Credit Agreement.
     Section 7.02(c) of the Credit Agreement is amended in its entirety to provide as follows:

               "(c) The sale of all or part of Salmon Creek Corporation or the Salmon Creek Property; and"

               (c)  Amendment to Section 7.12(c) of the Credit Agreement.
     Section 7.12(c) of the Credit Agreement is amended in its entirety to provide as follows:

               "(c) Declare or pay cash dividends to its stockholders and purchase, redeem, or otherwise acquire shares of its capital stock or warrants, rights or options to acquire any such shares for cash solely out of 50% of Adjusted Consolidated Net Income of the Company arising after March 1, 1993; provided that immediately after giving effect to such proposed action, (i) the Adjusted Consolidated Cash Flow Coverage Ratio as of the last quarterly calculation is not less than 1.00 to 1.00, and (ii) no Default or Event of Default would exist. The direct or indirect dividend or distribution to the stockholders of the Company of any consideration received by the Company or any of its Subsidiaries from any Person (A) in respect of all or any part of the Capital Stock or Redeemable Stock of Salmon Creek Corporation, or (B) in respect of all or any part of the real property constituting the Salmon Creek Property, or
     (C) otherwise in connection with Salmon Creek Corporation or the Salmon Creek Property, except in connection with the harvesting of timber located on the Salmon Creek Property, shall be exempt from the limitation contained in this clause (c) (it being understood that any Subsidiary of the Company can distribute any such consideration to the Company or to any other Subsidiary of the Company and that the Company can distribute any such consideration to its stockholders pursuant to this clause (c))."

               (d) Amendment of Section 7.14. Section 7.14 of the Credit Agreement is amended in its entirety to provide as follows:

               "7.14     Deliberately left blank."

               (e) Exhibit D to Credit Agreement. Exhibit D attached to this Amendment is hereby added as Exhibit D to the Credit Agreement.

          3. Representations and Warranties. The Borrower hereby represents and warrants to the Bank as follows:

               (a) No Default or Event of Default has occurred and is continuing.

               (b) The execution, delivery and performance by the Borrower of this Amendment have been duly authorized by all necessary corporate and other action and do not and will not require any registration with, consent or approval of, notice to or action by, any Person (including any Governmental Authority) in order to be effective and enforceable. The Credit Agreement as amended by this Amendment constitutes the legal, valid and binding obligations of the Borrower, enforceable against it in accordance with its respective terms, without defense, counterclaim or offset.

               (c) All representations and warranties of the Borrower contained in the Credit Agreement are true and correct.

               (d) The Borrower is entering into this Amendment on the basis of its own investigation and for its own reasons, without reliance upon the Bank or any other Person.

          4. Effective Date. This Amendment will become effective as of May 26, 1994 (the "Effective Date"), provided that each of the following conditions precedent has been satisfied:

               (a) The Bank has received from the Borrower a duly executed original of this Amendment.

               (b) The Bank has received from the Borrower a copy of a resolution passed by the board of directors of such corporation, certified by the Secretary or an Assistant Secretary of such corporation as being in full force and effect on the date hereof, authorizing the execution, delivery and performance of this Amendment.

               (c) The Bank has received from the Borrower the amount of $200,000, representing payment in full of a non-refundable amendment fee, which amount the Borrower hereby covenants to pay to the Bank on demand.

          5. Reservation of Rights. The Borrower acknowledges and agrees that the execution and delivery by the Bank of this Amendment shall not be deemed to create a course of dealing or otherwise obligate the Bank to forbear or execute similar amendments under the same or similar circumstances in the future.

          6.   Miscellaneous.

               (a) Except as herein expressly amended, all terms, covenants and provisions of the Credit Agreement are and shall remain in full force and effect and all references therein to such Credit Agreement shall henceforth refer to the Credit Agreement as amended by this Amendment. This Amendment shall be deemed incorporated into, and a part of, the Credit Agreement.

               (b) This Amendment shall be binding upon and inure to the benefit of the parties hereto and thereto and their respective successors and assigns. No third party beneficiaries are intended in connection with this Amendment.

               (c) THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF CALIFORNIA.

               (d) This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

               (e) This Amendment, together with the Credit Agreement, contains the entire and exclusive agreement of the parties hereto with reference to the matters discussed herein and therein. This Amendment supersedes all prior drafts and communications with respect thereto. This Amendment may not be amended except in accordance with the provisions of Section 9.01 of the Credit Agreement.

               (f) If any term or provision of this Amendment shall be deemed prohibited by or invalid under any applicable law, such provision shall be invalidated without affecting the remaining provisions of this Amendment or the Credit Agreement, respectively.

               (g) Borrower covenants to pay to or reimburse the Bank, upon demand, for all reasonable costs and expenses (including allocated costs of in house counsel) incurred in connection with the preparation, negotiation, execution and delivery of this Amendment, including without limitation appraisal, audit, search and filing fees incurred in connection therewith.

          IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written.

     THE PACIFIC LUMBER COMPANY

     By:       GARY L. CLARK
     Name:     Gary L. Clark
     Title:    Vice President-Finance and
               Administration


     BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION

     By:       MICHAEL J. BALOK
     Name:     Michael J. Balok
     Title:    Vice President